Resignation of Armando C. Ibarra, CPAs



April 30, 2003

Mr. Jonathan Lei, President
Latinocare Management Corp.
6144 Calle Real, Suite 200
Santa Barbara, CA  93117

Dear Mr. Lei:

This is to confirm that the client-auditor relationship between Latinocare Management Corp. (Commission File Number 000-13215) and Armando C. Ibarra, CPAs has ceased.

Sincerely,


/s/ Armando C. Ibarra, CPAs
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Armando C. Ibarra, CPAs